UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL RETAINS LEADERSHIP AMONG RUSSIAN HARDWARE PRODUCERS
Moscow, Russia – March 18, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that according to the report released by Prommetiz, Russian association of hardware producers, in January and
February, 2010 Mechel’s steel division plants retain their leading position among Russian hardware producers which are the members of the association. The plants became leaders in the sphere in the end of 2009.
In early March, Russian association of hardware producers “Prommetiz” released an analytical survey on hardware market development in Russia, revealing that after the first two months of 2010 Mechel keeps holding its leading position in hardware production in Russia. According to the survey in January and February
2010 the two plants of Mechel’s steel division - Beloretsk Metallurgical Plant
ОАО (BMK OAO) and Vyartsilya Metal Products Plant ZAO (VMZ ZAO) jointly produced more hardware than any other Russian companies – members of Prommetiz association.
In January members of Prommetiz association produced 105.6 thousand tonnes of hardware, and 119.6 thousand tonnes in February. Thus, the growth rate makes
13.2%.
Having gained the first position in the end of 2009, in the beginning of 2010
Mechel remains Russian leader in hardware production. In January and February
Beloretsk Metallurgical Plant OAO produced over 64.5 thousand tonnes of hardware and Vyartsilya Metal Products Plant ZAO’s output volume made above 17 thousand tonnes of hardware. In addition to BMK OAO and VMZ OAO, which are the members of
Prommetiz association, there is one more hardware manufacturing plant in
Mechel’s steel division – Izhstal OAO. In the first two months of 2010 Izhstal produced 5.6 thousand tonnes of hardware.
Prommetiz Association is the largest and most comprehensive Russian organization which provides data and analytical surveys about hardware markets. The largest hardware producers of Russia are the members of this organization.
Vladimir Polin, Mechel OAO’s Senior Vice-President, noted: “Due to the positive results of Mechel’s trading companies and effective cost-cutting program we successfully restored our plant’s capacity utilization that allowed us to get leading positions on the market of high margin hardware products in 2009 and hold these positions in 2010. This once again confirms that our reasonable strategy of steel division development makes significant opportunities for growth”.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 18, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO